Form N-SAR,
Sub-Item 77Q1(g)

Copies of any merger or consolidation
agreements

Nuveen Investment Quality Municipal Fund, Inc.
811-06091


On October 3, 2014 the above-referenced fund was the surviving fund in a merger. All of the assets of the American Municipal Income Portfolio Inc. were transferred to the Nuveen Investment Quality Municipal Fund, Inc.
The circumstances and details of the merger as well as a form of copy of the Agreement and Plan of Merger are contained in the SEC filing on Form N-14 8C/A as Appendix A, filed on June 24, 2014, Accession No.
0001193125-14-247423, which materials are herein incorporated by reference.